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June 11, 2021

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re:	Sera Prognostics, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted May 27, 2021

CIK No. 0001534969 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Sera Prognostics, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 7, 2021 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Gregory C. Critchfield, M.D., M.S., President and Chief Executive Officer of the Company, relating to the Amendment No. 2 to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is publicly filing its registration statement on Form S-1 (the “Registration Statement”) with the Commission.

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement. Page numbers referred to in the response reference the applicable pages of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Note 7. Fair Value Measurements, page F-39

Comment 1: We note the statement, "the Company engaged a third-party valuation specialist.... to determine the estimated fair value of the Company's common stock." Please revise the filing to clarify the nature and extent of the third-party´s involvement in determining the fair value of these instruments and management´s reliance on the work of the third-party. In so doing, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at https://www.sec.gov/corpfin/securities-act-sections.

Boston	London	Los Angeles	New York	San Diego	San Francisco	Washington
MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

June 11, 2021

Response 1:

The Staff’s comment is acknowledged. In consideration of Question 141.02 of the Compliance and Disclosure Interpretations: Securities Act Sections as issued by the Division of Corporation Finance, the Company advises the Staff that it utilized a third-party valuation firm to assist the Company with the estimation of the fair value of the Company’s common stock. However, the Company is not attributing the estimation of the fair value of its common stock to the third-party firm. The Company has revised the disclosures on page 74, 75 and F-39 in response to the Staff’s comment.

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-4443 or Jonathan L. Kravetz of this firm at (617) 348-1674 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission

Celeste Murphy

Tracey McKoy

Kevin Kuhar

Sera Prognostics, Inc.

Gregory C. Critchfield, M.D., M.S.

Benjamin G. Jackson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz